Exhibit 99.1

Castor Maritime Inc. Reports Net Income of $10.8 Million for the Three Months Ended March 31, 2023; Spin-Off of Tanker Business Completed on March 7, 2023

Limassol, Cyprus, May 23, 2023 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months ended March 31, 2023.

Highlights of the First Quarter Ended March 31, 2023:

◾	Total Vessel Revenues from continuing operations: $24.5 million for the three months ended March 31, 2023, as compared to $37.8 million for the three months ended March 31, 2022, or a 35.2% decrease;
◾	Net income of $10.8 million for the three months ended March 31, 2023, as compared to $20.0 million for the three months ended March 31, 2022, or a 46% decrease;
◾	Net (loss) / income from continuing operations: $(6.5) million for the three months ended March 31, 2023, as compared to $18.5 million for the three months ended March 31, 2022, or a 135% decrease;
◾
(Loss) / Earnings (basic and diluted) per common share from continuing operations: $(0.07) per share for the three months ended March 31, 2023, as compared to $0.20 per share for the three months ended March 31, 2022;

◾	EBITDA from continuing operations(1): $1.6 million for the three months ended March 31, 2023, as compared to $24.2 million for the three months ended March 31, 2022;
◾	Adjusted EBITDA from continuing operations(1): $9.3 million for the three months ended March 31, 2023, as compared to $24.2 million for the three months ended March 31, 2022;
◾	Cash and restricted cash of $72.5 million as of March 31, 2023, as compared to $109.9 million as of December 31, 2022; and
◾	The spin-off (the “Spin-Off”) of our Aframax/LR2 and Handysize tanker segments to a new Nasdaq-listed company, Toro Corp. (“Toro”) was completed on March 7, 2023;
◾	Discontinued Operations: Following the Spin-Off, the results of the tanker business are reported as discontinued operations for all periods presented.

(1) EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of these measures to Net (loss)/income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary First Quarter 2023:

Mr. Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer of Castor commented:

“In the first quarter of 2023 we completed the previously announced spin-off of our Aframax/LR2 and Handysize tanker segments through the distribution of all of the common shares of Toro Corp. to our shareholders of record as of February 22, 2023. We believe this spin-off represented a substantial payment by Castor to its shareholders.

The weakness in the dry cargo market during the first quarter affected our revenues and cash flows, however this can be explained mostly by seasonal factors. We believe that the dry bulk fundamentals remain healthy given the historically low order book and the improved outlook for the Chinese economy.

During this quarter we agreed to sell two of our older dry vessels at significant capital gains, which we expect to recognize in the subsequent reporting periods.”

Earnings Commentary:

First Quarter ended March 31, 2023, and 2022 Results

Total vessel revenues from continuing operations for the three months ended March 31, 2023, decreased to $24.5 million from $37.8 million in the same period of 2022. This variation was mainly driven by the decrease in prevailing charter rates of dry bulk vessels. The decrease has been partly offset by the increase in our Available Days (defined below) from 1,796 days in the three months ended March 31, 2022, to 1,980 days in the three months ended March 31, 2023, following the acquisition of two containerships that were delivered to the Company in November 2022, both of which are employed under fixed rate time charter contracts.

The increase in voyage expenses from continuing operations to $1.3 million in the three months ended March 31, 2023, from $1.0 million in the same period of 2022, is mainly associated with the decrease of gain on bunkers partly offset by: (i) decreased bunkers consumption and (ii) decreased brokerage commission expenses, corresponding to the decrease in vessel revenues discussed above.

The increase in vessel operating expenses from continuing operations by $1.2 million, to $11.3 million in the three months ended March 31, 2023, from $10.1 million in the same period of 2022, as well as the increase in vessels’ depreciation and amortization costs by $1.5 million, to $5.8 million in the three months ended March 31, 2023, from $4.3 million in the same period of 2022, mainly reflect the increase in our Ownership Days following the acquisition of the two containerships.

General and administrative expenses from continuing operations in the three months ended March 31, 2023, amounted to $1.1 million, whereas, in the same period of 2022 general and administrative expenses totaled $0.9 million. This increase stemmed from a higher fee paid to Castor Ships, our manager, following entry into an amended and restated master management agreement with Castor Ships with effect from July 1, 2022.

Management fees from continuing operations in the three months ended March 31, 2023, amounted to $1.8 million, whereas in the same period of 2022, management fees totaled $1.5 million. This increase in management fees is mainly due to the increase in our Ownership Days for which our managers charge us a daily management fee, stemming from the expansion of our fleet with the acquisition of two containerships and to the aforementioned amendments to our management agreements with Castor Ships.

During the three months ended March 31, 2023, we incurred net interest costs and finance costs from continuing operations amounting to $2.3 million compared to $1.4 million during the same period in 2022. The increase is due to our higher weighted average interest rate as a result of the increase in the variable benchmark rates during the three months ended March 31, 2023, as compared with the same period of 2022, partly offset by an increase in interest we earned from time deposits due to increased interest rates. Moreover, our weighted average indebtedness increased from $133.2 million in the three months ended March 31, 2022, to $134.8 million in the three months ended March 31, 2023.

Other expenses, net from continuing operations in the three months ended March 31, 2023, amounted to $7.3 million, which mainly includes the unrealized loss of $7.7 million from revaluing our investments in listed equity securities at period end market rates. We did not hold any investment in equity securities during the three months period ended March 31, 2022.

Recent Financial Developments Commentary:

Equity update

From January 1, 2023, to date, no issuances of common shares have taken place. As of May 22, 2023, we had 94,610,088 common shares issued and outstanding.

Liquidity/ Financing/ Cash flow update

Our consolidated cash position (including our restricted cash) from continuing operations as of March 31, 2023 decreased by $37.3 million to $72.5 million, as compared to our cash position on December 31, 2022 amounted to $109.8 million. During the period ended March 31, 2023, our cash position decreased mainly as a result of: (i) $22,942 of net operating cash flows used, (ii) $31.5 million of net expenditures from the purchase and sale of equity securities, offset by dividends received amounted to $0.3 million and (iii) $8.4 million for scheduled principal repayments on our debt. During the period ended March 31, 2023, we received $2.6 million cash reimbursement from Toro related to the Spin-Off expenses incurred by us on Toro’s behalf during 2022 and up to the completion of the Spin-Off and we used $0.2 million for other capital expenditures relating to our fleet.

As of March 31, 2023, our total debt (including the debt related to assets held for sale) from continuing operations, gross of unamortized deferred loan fees, was $132.0 million of which $34.7 million is repayable within one year, as compared to $140.5 million of gross total debt as of December 31, 2022.

Recent Business Developments Commentary:

Completion of the tanker business Spin-Off

On March 7, 2023, we completed the previously announced Spin-Off of our tanker fleet comprising one Aframax, five Aframax/LR2 and two Handysize tankers. In the Spin-Off distribution, Castor shareholders received one common share of Toro for every ten Castor common shares held at the close of business on February 22, 2023. As part of the Spin-Off, among other things, Castor received 140,000 Series A fixed rate cumulative perpetual convertible preferred shares of Toro, having a stated amount of $1,000 and a par value of $0.001 per share.

Additional information about Toro and the Spin-Off transaction can be found in Amendment No. 4 to the Toro registration statement with respect to the Spin-Off filed on Form 20-F on February 2, 2023, which is available at www.sec.gov.

Sale of vessels

On March 13, 2023, we entered into an agreement with a third party for the sale of the M/V Magic Rainbow, a 2007-built Panamax, at a price of $12.6 million. On April 18, 2023, the M/V Magic Rainbow was delivered to its new owners. The Company expects to record during the second quarter of 2023 a net gain on the sale of the M/V Magic Rainbow of approximately $3.8 million, excluding any transaction related costs.

On March 23, 2023, we entered into an agreement with a third party for the sale of the M/V Magic Moon, a 2005-built Panamax, at a price of $13.95 million. The conclusion of the sale agreement is subject to the execution of definitive documentation customary for this type of transaction. The vessel is expected to be delivered to its new owner during the third quarter of 2023. The Company expects to record during the third quarter of 2023 a net gain on the sale of the M/V Magic Moon of approximately $4.6 million, excluding any transaction related costs.

Nasdaq Capital Market Minimum Bid Price Notice

On April 20, 2023, the Company received written notification from the Nasdaq Stock Market that it was not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and was provided with 180 calendar days, or until October 17, 2023, to regain compliance with this requirement. The Company intends to monitor the closing bid price of its common stock during the compliance period and is considering its options to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the grace period and meets all other listing standards and requirements, the Company may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace periods. During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market. The Company's business operations are not affected by the receipt of the notification.

Fleet Employment Status (as of May 22, 2023) During the three months ended March 31, 2023, we operated on average 22.0 vessels earning a Daily TCE Rate(2) of $11,713 as compared to an average of 20.0 vessels earning a Daily TCE Rate(2) of $20,502 during the same period in 2022.

Our current employment profile is presented immediately below.

(2) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Dry Bulk Carriers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Orion	Capesize	180,200	2006	Japan	TC (1) period	101% of BCI5TC (2)	Jan-24	Apr-24
Magic Venus	Kamsarmax	83,416	2010	Japan	TC period	$18,000 (3)	Apr-24	Jul-24
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	$14,000 (4)	Sep-23	Dec-23
Magic Argo	Kamsarmax	82,338	2009	Japan	TC period	103% of BPI5TC	Apr-24	Jul-24
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC	Sep-23	Dec-23
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$18,000 (5)	Nov-23	Feb-24
Magic Twilight	Kamsarmax	80,283	2010	Korea	TC trip	$13,000	Jun-23	Jun-23
Magic Nebula	Kamsarmax	80,281	2010	Korea	TC period	93% of BPI5TC	May-23	Aug -23
Magic Nova	Panamax	78,833	2010	Japan	TC period	101% of BPI4TC (6)	Sep-23	Dec-23
Magic Mars	Panamax	76,822	2014	Korea	TC period	102% of BPI4TC	Oct-23	Jan-24
Magic Phoenix	Panamax	76,636	2008	Japan	TC period	102% BPI4TC	Aug-23	Nov-23
Magic Horizon	Panamax	76,619	2010	Japan	TC period	$15,300 (7)	Jun-23	Oct-23
Magic Moon	Panamax	76,602	2005	Japan	TC period	95% of BPI4TC	Apr-23	Jul-23
Magic P	Panamax	76,453	2004	Japan	TC period	$13,100 (8)	Oct-23	Jan-24
Magic Sun	Panamax	75,311	2001	Korea	TC trip	$9,000	May-23	May-23
Magic Vela	Panamax	75,003	2011	China	TC period	87.5% of BPI5TC (9)	Apr-23	Jul-23
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	100% BPI4TC	Mar-24	Jun-24
Magic Pluto	Panamax	74,940	2013	Japan	TC period	100% of BPI4TC	Dec-23	Mar-24
Magic Callisto	Panamax	74,930	2012	Japan	TC period	$15,000 (10)	Mar-24	Jun-24

Containerships
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Ariana A	Containership	38,117	2005	Germany	TC period	$20,200	Jan-24	Mar-24
Gabriela A	Containership	38,121	2005	Germany	TC period	$26,350	Feb-24	May-24

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index (“BCI”) 5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed – consumption, and design characteristics.

(3)
The vessel’s daily gross charter rate is equal to 100% of the Baltic Panamax Index 5TC routes (“BPI5TC”). In accordance with the prevailing charter party, , on March 29, 2023, the owners converted the index-linked rate to fixed from April 1, 2023 to June 30, 2023 at a rate of $18,000 per day. Upon completion of this period, the rate will be converted back to index‑linked. The benchmark vessel used in the calculation of the average of the BPI5TC routes is a non-scrubber fitted 82,000mt dwt vessel (Kamsarmax) with specific age, speed – consumption, and design characteristics.

(4)
The vessel’s daily gross charter rate is equal to 97% of BPI5TC. In accordance with the prevailing charter party, on January 1, 2023 the owners converted the index-linked rate to fixed from February 1, 2023 until June 30, 2023, at a rate of $14,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(5)
The vessel’s daily gross charter rate is equal to 98% of BPI5TC. In accordance with the prevailing charter party, on April 5, 2023 the owners converted the index-linked rate to fixed from April 7, 2023 until September 30, 2023, at a rate of $18,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(6)
The benchmark vessel used in the calculation of the average of the BPI4TC routes is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed – consumption, and design characteristics.

(7)
The vessel’s daily gross charter rate is equal to 103% of BPI4TC. In accordance with the prevailing charter party, on February 27, 2023, the owners converted the index-linked rate to fixed from April 1, 2023 to June 30, 2023 at a rate of $15,300 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(8)
The vessel’s daily gross charter rate is equal to 96% of BPI4TC. In accordance with the prevailing charter party, on January 16, 2023 the owners converted the index-linked rate to fixed from February 1, 2023 until September 30, 2023, at a rate of $13,100 per day. Upon completion of this period, the rate will be converted back to index‑linked.

(9)
After redelivery from the current charter, estimated to take place between April and July 2023 in accordance with the prevailing charterparty terms, the vessel has been fixed for a period of minimum 12 to maximum 15 months, at a daily gross charter rate equal to 95% of BPI4TC.

(10)
The vessel’s daily gross charter rate is equal to 101% of BPI4TC. In accordance with the prevailing charter party, on February 27, 2023, the owners converted the index-linked rate to fixed from April 1, 2023 to June 30, 2023 at a rate of $15,000 per day. Upon completion of this period, the rate will be converted back to index‑linked.

Financial Results Overview of Continuing Operations:

Set forth below are selected financial data of our dry bulk and containerships fleets (continuing operations) for each of the three months ended March 31, 2023 and 2022, respectively:

	Three Months Ended
(Expressed in U.S. dollars)	March 31, 2023 (unaudited)	March 31, 2022 (unaudited)
Total vessel revenues	$24,468,970	$37,810,865
Operating income	$3,145,575	$19,969,490
Net (loss)/income, net of taxes	$(6,510,038)	$18,456,712
EBITDA (1)	$1,614,446	$24,241,011
Adjusted EBITDA(1)	$9,310,034	$24,241,011
(Loss)/Earnings (basic) per common share	$(0.07)	$0.20

(1)        EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net (loss)/income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our dry bulk and containership fleets (continuing operations) for each of the three months ended March 31, 2023 and 2022, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended March 31,
(Expressed in U.S. dollars except for operational data)	2023	2022
Ownership Days (1)(7)	1,980	1,796
Available Days (2)(7)	1,980	1,796
Operating Days (3)(7)	1,980	1,781
Daily TCE Rate (4)	$11,713	$20,502
Fleet Utilization (5)	100%	99%
Daily vessel operating expenses (6)	$5,691	$5,639

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2023	2022
REVENUES
Total vessel revenues	$24,468,970	$37,810,865
EXPENSES
Voyage expenses (including commissions to related party)	(1,277,085)	(989,454)
Vessel operating expenses	(11,267,683)	(10,127,405)
General and administrative expenses (including related party fees)	(1,134,664)	(921,707)
Management fees - related parties	(1,831,500)	(1,530,000)
Depreciation and amortization	(5,812,463)	(4,272,809)
Operating income	$3,145,575	$19,969,490
Interest and finance costs, net (including related party interest costs) (1)	(2,289,115)	(1,424,409)
Other expenses, net	(7,343,592)	(1,288)
Income taxes	(22,906)	(87,081)
Net (loss)/income and comprehensive (loss)/income from continuing operations, net of taxes	$(6,510,038)	$18,456,712
Net income and comprehensive income from discontinued operations, net of taxes	$17,339,332	1,519,576
Net income and comprehensive income	$10,829,294	19,976,288
(Loss)/ Earnings per common share, basic and diluted, continuing operations	$(0.07)	$0.20
Earnings per common share, basic and diluted, discontinued operations	$0.18	$0.02
Earnings per common share, basic and diluted, total	$0.11	$0.21
Weighted average number of common shares outstanding, basic and diluted:	94,610,088	94,610,088

(1)	Includes interest and finance costs and interest income, if any.

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	March 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$63,091,223	$100,593,557
Restricted cash	1,935,357	1,684,269
Due from related parties	3,533,737	2,437,354
Assets held for sale	18,369,707	—
Other current assets	30,902,652	6,762,778
Current assets of discontinued operations	—	54,763,308
Total current assets	117,832,676	166,241,266

NON-CURRENT ASSETS:
Vessels, net	321,094,715	343,408,466
Restricted cash	7,505,000	7,550,000
Due from related parties	3,198,586	3,514,098
Investment in related party	117,319,357	—
Other non-currents assets	6,371,670	9,491,322
Non-Current assets of discontinued operations	—	102,715,796
Total non-current assets	455,489,328	466,679,682
Total assets	573,322,004	632,920,948

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	24,144,747	29,170,815
Debt related to assets held for sale, net	9,904,156	—
Other current liabilities	8,403,669	15,671,903
Current liabilities of discontinued operations	—	6,519,051
Total current liabilities	42,452,572	51,361,769
NON-CURRENT LIABILITIES:		+
Long-term debt, net	96,464,510	109,600,947
Non-Current liabilities of discontinued operations	—	10,463,172
Total non-current liabilities	96,464,510	120,064,119
Total liabilities	138,917,082	171,425,888

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 shares issued and outstanding as of March 31, 2023 and December 31, 2022	94,610	94,610
Series B Preferred Shares- 12,000 shares issued and outstanding as of March 31, 2023 and December 31, 2022	12	12
Additional paid-in capital	265,738,721	303,658,153
Retained Earnings	168,571,579	157,742,285
Total shareholders’ equity	434,404,922	461,495,060
Total liabilities and shareholders’ equity	$573,322,004	$632,920,948

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Three months Ended March 31,
	2023	2022
Cash Flows (used in)/ provided by Operating Activities of continuing operations:
Net income	$10,829,294	$19,976,288
Net income from discontinued operations, net of taxes	17,339,332	1,519,576
Net (loss)/ income from continuing operations, net of taxes	(6,510,038)	18,456,712
Adjustments to reconcile net (loss)/ income from continuing operations to net cash (used in)/ provided by Operating Activities:
Depreciation and amortization	5,812,463	4,272,809
Amortization of deferred finance charges	186,151	185,994
Amortization of fair value of acquired time charters	1,026,959	—
Realized gain on sale of equity securities	(2,636)	—
Unrealized loss on equity securities	7,695,588	—
Dividend income on equity securities	(313,716)	—
Dividend income from related party	(97,222)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	(195,435)	316,042
Inventories	180,445	(1,935,431)
Due from/to related parties	(656,726)	(3,795,006)
Prepaid expenses and other assets	(124,161)	(232,941)
Other deferred charges	51,138	(122,806)
Accounts payable	(3,595,122)	1,108,178
Accrued liabilities	(1,382,673)	332,041
Deferred revenue	(782,933)	(949,362)
Dry-dock costs paid	(1,315,024)	(537,430)
Net Cash (used in)/provided by Operating Activities from continuing operations	(22,942)	17,098,800

Cash flow (used in)/provided by Investing Activities of continuing operations:
Vessel acquisitions (including time charters acquired) and other vessel improvements	(204,763)	(22,400,364)
Purchase of equity securities	(31,742,081)	—
Dividends received on equity securities	313,716	—
Proceeds from sale of equity securities	258,999	—
Net cash used in Investing Activities from continuing operations	(31,374,129)	(22,400,364)

Cash flows (used in)/ provided by Financing Activities of continuing operations:
Common stock issuance expenses	—	(65,797)
Proceeds from long-term debt	—	55,000,000
Repayment of long-term debt	(8,444,500)	(3,409,500)
Payment of deferred financing costs	(25,178)	(700,578)
Proceeds received from Toro related to Spin-Off	2,570,503	—
Net cash (used in)/ provided by Financing Activities from continuing operations	(5,899,175)	50,824,125

Cash flows of discontinued operations:
Net cash provided by /(used in) Operating Activities from discontinued operations	20,409,041	(4,035,029)
Net cash used in Investing Activities from discontinued operations	(153,861)	(62,383)
Net cash used in Financing Activities from discontinued operations	(62,734,774)	(850,000)
Net cash used in from discontinued operations	(42,479,594)	(4,947,412)

Net (decrease)/increase in cash, cash equivalents, and restricted cash	(79,775,840)	40,575,149
Cash, cash equivalents and restricted cash at the beginning of the period	152,307,420	43,386,468
Cash, cash equivalents and restricted cash at the end of the period	$72,531,580	$83,961,617

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter, or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our dry bulk and containership fleet (continuing operations) to Total vessel revenues (from continuing operations) for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended March 31,
(In U.S. dollars, except for Available Days)	2023	2022
Total vessel revenues	$24,468,970	$37,810,865
Voyage expenses -including commissions from related party	(1,277,085)	(989,454)
TCE revenues	$23,191,885	$36,821,411
Available Days	1,980	1,796
Daily TCE Rate	$11,713	$20,502

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may not be comparable to similarly titled measures of other companies. Adjusted EBITDA represents EBITDA adjusted to exclude unrealized loss on equity securities, which the Company believes are not indicative of the ongoing performance of its core operations.

The following table reconciles EBITDA and Adjusted EBITDA to Net (loss) / income from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended March 31,
(In U.S. dollars)	2023	2022
Net (Loss) / Income from continuing operations, net of taxes	$(6,510,038)	$18,456,712
Depreciation and amortization	5,812,463	4,272,809
Interest and finance costs, net (including related party interest costs) (1)	2,289,115	1,424,409
US source income taxes	22,906	87,081
EBITDA	$1,614,446	$24,241,011
Unrealized loss on equity securities	7,695,588	—
Adjusted EBITDA	$9,310,034	$24,241,011

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the spin-off of our tanker business, our business strategy, shipping markets conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com